================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                -----------------

                           ARCHIPELAGO HOLDINGS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    03957A104
                                 (CUSIP Number)

                                Thomas J. Murphy
                    c/o General Atlantic Service Corporation
                                3 Pickwick Plaza
                          Greenwich, Connecticut 06830
                            Tel. No.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                 AUGUST 12, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================

---------------------------                          ---------------------------
03957A104                                                           Page 2 of 22
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-

                                ------------------------------------------------
                                8     SHARED VOTING POWER

       NUMBER OF                      10,380,505
        SHARES
  BENEFICIALLY OWNED            ------------------------------------------------
  BY EACH REPORTING              9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                         -0-

                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      10,380,505

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,380,505
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
03957A104                                                           Page 3 of 22
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners 77, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-

                                ------------------------------------------------
                                8     SHARED VOTING POWER

       NUMBER OF                      10,380,505
        SHARES
  BENEFICIALLY OWNED            ------------------------------------------------
  BY EACH REPORTING              9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                         -0-

                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      10,380,505

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,380,505
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
03957A104                                                           Page 4 of 22
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-

                                ------------------------------------------------
                                8     SHARED VOTING POWER

       NUMBER OF                      10,380,505
        SHARES
  BENEFICIALLY OWNED            ------------------------------------------------
  BY EACH REPORTING              9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                         -0-

                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      10,380,505

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,380,505
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
03957A104                                                           Page 5 of 22
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-

                                ------------------------------------------------
                                8     SHARED VOTING POWER

       NUMBER OF                      10,380,505
        SHARES
  BENEFICIALLY OWNED            ------------------------------------------------
  BY EACH REPORTING              9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                         -0-

                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      10,380,505

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,380,505
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
03957A104                                                           Page 6 of 22
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP-W Holdings, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-

                                ------------------------------------------------
                                8     SHARED VOTING POWER

       NUMBER OF                      10,380,505
        SHARES
  BENEFICIALLY OWNED            ------------------------------------------------
  BY EACH REPORTING              9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                         -0-

                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      10,380,505

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,380,505
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
03957A104                                                           Page 7 of 22
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO GmbH & Co. KG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-

                                ------------------------------------------------
                                8     SHARED VOTING POWER

       NUMBER OF                      10,380,505
        SHARES
  BENEFICIALLY OWNED            ------------------------------------------------
  BY EACH REPORTING              9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                         -0-

                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      10,380,505

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,380,505
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
03957A104                                                           Page 8 of 22
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO Management GmbH
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-

                                ------------------------------------------------
                                8     SHARED VOTING POWER

       NUMBER OF                      10,380,505
        SHARES
  BENEFICIALLY OWNED            ------------------------------------------------
  BY EACH REPORTING              9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                         -0-

                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      10,380,505

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,380,505
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
03957A104                                                           Page 9 of 22
---------------------------                          ---------------------------

ITEM 1.  SECURITY AND ISSUER.

                  This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Archipelago Holdings, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 100 South Wacker Drive, Suite 1800, Chicago, Illinois 60606.

ITEM 2.  IDENTITY AND BACKGROUND.

                  This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners 77, L.P., a Delaware limited partnership ("GAP 77"), GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II"), GapStar, LLC, a Delaware limited liability company ("GapStar"), GAP-W Holdings, L.P., a Delaware limited partnership ("GAP-W"), GAPCO GmbH & Co. KG, a German limited partnership ("KG"), and GAPCO Management GmbH, a German corporation ("GmbH Management" and, collectively with GAP, GAP 77, GAPCO II, GapStar, GAP-W and KG, the "Reporting Persons"). The Reporting Persons (other than KG and GmbH Management) are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. KG and GmbH Management are located c/o General Atlantic Partners GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

                  GAP is the general partner of each of GAP 77 and GAP-W. GAP is also the sole member of GapStar. GmbH Management is the general partner of KG. The managing members of GAP are Steven A. Denning, Peter L. Bloom, Mark F. Dzialga,

---------------------------                          ---------------------------
03957A104                                                          Page 10 of 22
---------------------------                          ---------------------------

Klaus Esser, Vince Feng, William E. Ford, William O. Grabe, Abhay Havaldar, David C. Hodgson, Braden R. Kelly, Rene M. Kern, Marc F. McMorris, Matthew Nimetz, Franchon M. Smithson, Tom C. Tinsley, Philip P. Trahanas and Florian Wendelstadt (collectively, the "GAP Managing Members"). The GAP Managing Members (other than certain GAP Managing Members) are also the general partners of GAPCO
II. The business address of each of the GAP Managing Members (other than Messrs. Esser, Feng, Havaldar, Kelly, Tinsley and Wendelstadt) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 62, 40212, Duesseldorf, Germany. The business address of Mr. Feng is 18/F One International Finance Centre, 1 Harbour View Street, Central Hong Kong. The business address of Mr. Havaldar is Room 222, The Taj Mahal Hotel, Apollo Bunder, Mumbai 400 001, India. The business address of Mr. Kelly is 228 Hamilton Avenue, Palo Alto, California 94301. The business address of Mr. Tinsley is 2401 Pennsylvania Avenue NW, Washington DC 20037. The business address of Mr. Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. Each of the GAP Managing Members, other than Messrs. Esser, Havaldar, Kern and Wendelstadt, is a citizen of the United States. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Feng is a citizen of the United States and Taiwan; and Mr. Havaldar is a citizen of India. The present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP.

                  None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final

---------------------------                          ---------------------------
03957A104                                                          Page 11 of 22
---------------------------                          ---------------------------

order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  GAP Archa Holdings, Inc. ("GAP Holdings"), a Delaware corporation whose capital stock was owned by GAP 77, GAPCO II, GapStar, GAP-W and KG, owned an aggregate of 16,793,637 Class A Preferred Shares, 22,126,100 Class A Shares, 1,763,075 Class B Shares and 1,301,434 Class C Shares of Archipelago Holdings, LLC, a Delaware limited liability company and the predecessor to the Company ("Archipelago LLC").

                  On August 11, 2004, (i) Archipelago LLC converted into the Company pursuant to a plan of conversion and in connection therewith, all of the Class A Preferred Shares, Class A Shares, Class B Shares and Class C Shares of Archipelago LLC held by GAP Holdings were converted into 9,329,823 shares of Common Stock and (ii) after consummation of the conversion of Archipelago LLC into the Company, GAP Holdings was merged with and into the Company, with the Company surviving the merger. The outstanding shares of capital stock of GAP Holdings held by GAP 77, GAPCO II, GapStar, GAP-W and KG were converted into the right to receive an aggregate of 9,329,823 shares of Common Stock. In addition, in connection with the effectiveness of the registration statement relating to the Company's initial public offering, as a result of the Company's previously existing obligation under the Ninth Amended and Restated Limited Liability Company Agreement of Archipelago LLC, dated as of November 12, 2003, as amended by Amendment No. 1 thereto, dated as of February 27, 2004, the Company issued an aggregate of 717,349 shares of Common Stock to GAP 77, GAPCO

---------------------------                          ---------------------------
03957A104                                                          Page 12 of 22
---------------------------                          ---------------------------

II, GapStar, GAP-W and KG based on the equity valuation of the Company at the time of its initial public offering.

                  On August 12, 2004, GAP 77, GAPCO II, GapStar, GAP-W and KG purchased an aggregate of 333,333 shares of Common Stock from the underwriters of the Company's initial public offering at a price per share of $11.50, for an aggregate purchase price of 3,833,329.50. The funds to purchase such shares of Common Stock were obtained from contributions from partners of GAP 77, GAPCO II, GAP-W and KG, and available capital of GapStar.

ITEM 4.  PURPOSE OF TRANSACTION.

                  The Reporting Persons acquired beneficial ownership of the shares of Common Stock described in this Schedule 13D for investment purposes. The Reporting Persons may, from time to time, make additional purchases of Common Stock either in the open market or in private transactions, depending upon the Reporting Persons' evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.

                  Depending upon the factors noted above, the Reporting Persons may decide to hold or dispose of all or part of their investment in the Common Stock.

                  None of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of
Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the date hereof, GAP, GAP 77, GAPCO II, GapStar, GAP-W, KG and GmbH Management each own of record, no shares of Common Stock,

---------------------------                          ---------------------------
03957A104                                                          Page 13 of 22
---------------------------                          ---------------------------

7,193,963 shares of Common Stock, 605,064 shares of Common Stock, 129,835 shares of Common Stock, 2,437,604 shares of Common Stock, 14,039 shares of Common Stock and no shares of Common Stock, respectively, representing 0.0%, 15.5%, 1.3%, 0.3%, 5.3%, 0.0% and 0.0% of the Company's issued and outstanding shares of Common Stock.

                  By virtue of the fact that (i) GAP is the general partner of GAP 77 and GAP-W, (ii) the GAP Managing Members (other than certain GAP Managing Members) are the general partners authorized and empowered to vote and dispose of the securities held by GAPCO II, (iii) GAP is the sole member of GapStar and
(iv) the GAP Managing Members are authorized and empowered to vote and dispose of the securities held by KG and GmbH Management, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, which each owns of record. As of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 10,380,505 shares of Common Stock, or 22.4% of the Common Stock.

                  (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 10,380,505 shares of Common Stock that may be deemed to be owned beneficially by each of them.

                  (c) Please see Item 3, which is hereby incorporated by reference. Except as set forth in Item 3 or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

---------------------------                          ---------------------------
03957A104                                                          Page 14 of 22
---------------------------                          ---------------------------

                  (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

                  (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  As noted above, the GAP Managing Members (other than certain GAP Managing Members) are authorized and empowered to vote and dispose of the securities held by GAPCO II and GAP is authorized and empowered to vote and dispose of the securities held by GAP 77, GAP-W and GapStar. The GAP Managing Members are also authorized and empowered to vote and dispose of securities held by KG and GmbH Management. Accordingly, GAP and the GAP Managing Members may, from time to time, consult among themselves and coordinate the voting and disposition of the shares of Common Stock held by the Reporting Persons, as well as such other action taken on behalf of the Reporting Persons with respect to the shares of Common Stock held by the Reporting Persons as they deem to be in the collective interest of the Reporting Persons.

                  The Company, GAP 77, GAPCO II, GapStar, GAP-W, LLC, KG, GAP Holdings and certain other parties named therein are parties to the Registration Rights Agreement, dated November 12, 2003 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Reporting Persons, as a group, have the right (i) on two separate occasions, to require the Company to register shares of Common Stock held by the Reporting Persons on Form S-1, (ii) on no more than two occasions during any twelve month period, to require the Company to register shares of Common Stock held by the Reporting Persons on Form S-3, so long as the Company is eligible to

---------------------------                          ---------------------------
03957A104                                                          Page 15 of 22
---------------------------                          ---------------------------

use Form S-3 and the Reporting Persons propose to register shares of Common Stock having a market value of at least $10 million and (iii) to require the Company to include shares of Common Stock held by the Reporting Persons in any other registration of shares of Common Stock initiated by the Company or other stockholders of the Company. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to Exhibit 4 which is incorporated by reference herein.

                  On August 6, 2004, each of GAP 77, GAPCO II, GapStar, GAP-W and KG entered into a Lock-Up Agreement (the "Lock-Up Agreements") for the benefit of Goldman, Sachs & Co. and J.P. Morgan Securities, Inc., the lead underwriters of the Company's initial public offering. Under the terms of the Lock-Up Agreements, each of GAP 77, GAPCO II, GapStar, GAP-W and KG has agreed not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock until 180 days after August 12, 2004. The foregoing summary of the Lock-Up Agreements is qualified in its entirety by reference to Exhibits 5 through 9 which are incorporated by reference herein.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

          Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

          Exhibit 2: Power of Attorney dated January 5, 2004 appointing Thomas J. Murphy Attorney-in-Fact for GAP.

          Exhibit 3: Power of Attorney dated January 5, 2004 appointing Thomas J. Murphy Attorney-in-Fact for GAPCO II.

---------------------------                          ---------------------------
03957A104                                                          Page 16 of 22
---------------------------                          ---------------------------

          Exhibit 4 Registration Rights Agreement, dated November 12, 2003, by and among the Company, GAP 77, GAPCO II, GapStar, GAP-W, LLC, KG, GAP Holdings and certain other parties named therein (incorporated by reference to Exhibit 4.2 of the Company's Amendment No. 1 to Form S-1 as filed with the Securities and Exchange Commission on March 31, 2004).

          Exhibit 5 Lock-Up Agreement, dated August 6, 2004, delivered by GAP 77 in favor of Goldman, Sachs & Co. and J.P. Morgan Securities, Inc.

          Exhibit 6 Lock-Up Agreement, dated August 6, 2004, delivered by GAPCO II in favor of Goldman, Sachs & Co. and J.P. Morgan Securities, Inc.

          Exhibit 7 Lock-Up Agreement, dated August 6, 2004, delivered by GAP-W in favor of Goldman, Sachs & Co. and J.P. Morgan Securities, Inc.

          Exhibit 8 Lock-Up Agreement, dated August 6, 2004, delivered by GapStar in favor of Goldman, Sachs & Co. and J.P. Morgan Securities, Inc.

          Exhibit 9 Lock-Up Agreement, dated August 6, 2004, delivered by KG in favor of Goldman, Sachs & Co. and J.P. Morgan Securities, Inc.

---------------------------                          ---------------------------
03957A104                                                          Page 17 of 22
---------------------------                          ---------------------------

                                   SIGNATURES

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated August 16, 2004.

                                   GENERAL ATLANTIC PARTNERS, LLC

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact


                                   GENERAL ATLANTIC PARTNERS 77, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact


                                   GAP COINVESTMENT PARTNERS II, L.P.

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact


                                   GAP-W HOLDINGS, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact

---------------------------                          ---------------------------
03957A104                                                          Page 18 of 22
---------------------------                          ---------------------------


                                   GAPSTAR, LLC

                                   By:  General Atlantic Partners, LLC,
                                        Its sole member

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact


                                   GAPCO GMBH CO. KG

                                   By:  /s/ Matthew Nimetz
                                        ------------------------------
                                        Name:  Matthew Nimetz
                                        Title: Managing Director


                                   GAP MANAGEMENT GMBH

                                   By:  /s/ Matthew Nimetz
                                        ------------------------------
                                        Name:  Matthew Nimetz
                                        Title: Managing Director